Exhibit 99.2

Consolidated Financial Statements of Helix BioPharma Corp.
Years ended July 31, 2011, 2010 and 2009

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The accompanying consolidated financial statements of Helix BioPharma Corp. and other financial information contained in this annual report are the responsibility of management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using management’s best estimates and judgments, where appropriate. In the opinion of management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

To assist management in discharging these responsibilities, the Company maintains an effective system of procedures and internal controls which is designed to provide reasonable assurance that its assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and reliable financial information.

The Board of Directors ensures that management fulfils its responsibilities for the financial reporting and internal control. The Board of Directors exercises this responsibility through its independent Audit Committee comprising a majority of unrelated and outside directors. The Audit Committee meets periodically with management and annually with the external auditors to review audit recommendations and any matters that the auditors believe should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, Licensed Public Accountants, which has full and unrestricted access to the Audit Committee. KPMG’s report on the consolidated financial statements is presented herein.

/s/ Donald H. Segal	/s/ Photios (Frank) Michalargias
Donald H. Segal	Photios (Frank) Michalargias
Chief Executive Officer	Chief Financial Officer

October 28, 2011

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street, Suite 4600
Toronto, Ontario, M5H 2S5

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Helix BioPharma Corp.:

We have audited the accompanying consolidated financial statements of Helix BioPharma Corp., and its subsidiaries which comprise the consolidated balance sheets as at July 31, 2011 and 2010, the consolidated statements of operations and comprehensive loss, deficit, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended July 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Helix BioPharma Corp. and its subsidiaries as at July 31, 2011 and 2010, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended July 31, 2011 in accordance with Canadian generally accepted accounting principles.

Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Helix BioPharma Corp.'s internal control over financial reporting as of July 31, 2011, based on the criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 28, 2011 expressed an unmodified opinion on the effectiveness of Helix BioPharma Corp.’s internal control over financial reporting.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
October 28, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street, Suite 4600
Toronto, Ontario, M5H 2S5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Helix BioPharma Corp.:

We have audited Helix BioPharma Corp.’s internal control over financial reporting as of July 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Helix BioPharma Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion and Analysis of financial Condition and Results of Operations for the year ended July 31, 2011. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Helix BioPharma Corp. maintained, in all material respects, effective internal control over financial reporting as of July 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Helix BioPharma Corp. and subsidiaries as of July 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive loss, deficit, changes in shareholders’ equity and cash flows for each of the years in the three year period ended July 31, 2011, and our report dated October 28, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
October 28, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

HELIX BIOPHARMA CORP.
Consolidated Balance Sheets
As at July 31, 2011 and 2010 (In thousands of Canadian dollars)

	2011	2010

Assets

Current assets:
Cash and cash equivalents	$19,044	$13,125
Accounts receivable	1,906	1,365
Inventory	528	780
Prepaid and other assets	202	398
	21,680	15,668

Other receivables (note 4)	660	459

Capital assets (note 5)	2,031	1,987

	$24,371	$18,114

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,085	$1,392
Accrued liabilities	804	821
Income tax payable	296	43
Deferred lease credit	25	25
	2,210	2,281

Deferred lease credit – non current:	48	72

Shareholders’ equity (note 6)	22,113	15,761

Commitments and contingencies (note 7)
Subsequent event (note 17)
	$24,371	$18,114

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:

/s/ Donald H. Segal	/s/ W. Thomas Hodgson
Donald H. Segal,	W. Thomas Hodgson,
Chairman, Board of Directors	Chairman, Audit Committee

HELIX BIOPHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
Years ended July 31, 2011, 2010 and 2009 (In thousands of Canadian dollars, except per share amounts)

	2011	2010	2009
Revenue:
Product revenue	$4,406	$3,925	$3,244
Royalties and license fees	126	509	597
	4,532	4,434	3,841
Expenses:
Cost of sales	1,642	1,669	1,516
Research and development	7,323	10,715	10,322
Operating, general and administration	4,434	3,176	3,917
Sales and marketing	1,124	1,125	969
Amortization of capital assets	404	429	274
Amortization of intangible assets	–	–	12
Stock-based compensation	2,082	1,275	1,023
Interest income	(188)	(49)	(339)
Foreign exchange loss	2	564	133
Loss on capital asset disposal	59	–	–
Realized gain on sale of investment	–	(47)	–
Impairment of intangible assets	–	–	98
	16,882	18,857	17,925

Loss before the undernoted items	(12,350)	(14,423)	(14,084)

Gain on sale of license (note 9)	1,336	–	–

Income taxes (note 11)	334	46	18

Net loss for the year	(11,348)	(14,469)	(14,102)

Other comprehensive loss, net of tax:

Decrease in fair value of available-for-sale investments (net of tax of $nil)	–	(8)	(39)
Total comprehensive loss	$(11,348)	$(14,477)	$(14,141)
Loss per common share:
Basic	$(0.17)	$(0.24)	$(0.27)
Diluted	$(0.17)	$(0.24)	$(0.27)

Weighted average number of common shares used in the calculation of basic and diluted loss per share	65,321,170	59,123,321	52,001,636

Consolidated Statements of Deficit
Years ended July 31, 2011, 2010 and 2009 (In thousands of Canadian dollars)

	2011	2010	2009
Net loss for the year	$(11,348)	$(14,469)	$(14,102)
Deficit, beginning of year	(87,263)	(72,794)	(58,692)
Deficit, end of year	$(98,611)	$(87,263)	$(72,794)

The accompanying notes are an integral part of these consolidated financial statements.

HELIX BIOPHARMA CORP.
Consolidated Statements of Changes in Shareholders’ Equity
Years ended July 31, 2011, 2010 and 2009 (In thousands of Canadian dollars, except common share and warrant numbers)

			Share purchase				Accumulated
	Common shares		warrants					other
								comprehensive	Total
					Contributed			income	shareholders
	Amount	Number	Amount	Number	Options	surplus	Deficit	(loss)	equity
Balances, July 31, 2008	$71,964	46,375,335	$–	–	$3,231	$3,925	$(58,692)	$94	$20,522
Net loss for the year	–	–	–	–	–	–	(14,102)	–	(14,102)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(39)	(39)
Common stock, issued (note 6)	9,612	6,800,000	–	–	–	–	–	–	9,612
Warrants, issued (note 6)	–	–	47	3,400,000	–	–	–	–	47
Stock-based compensation	–	–	–	–	1,023	–	–	–	1,023
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(867)	867	–	–	–
Balances, July 31, 2009	$81,576	53,175,335	$47	3,400,000	$3,387	$4,792	$(72,794)	$55	$17,063
Net loss for the year	–	–	–	–	–	–	(14,469)	–	(14,469)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(8)	(8)
Realized gain on sale of investment	–	–	–	–	–	–	–	(47)	(47)
Common stock, issued (note 6)	8,542	6,625,000	–	–	–	–	–	–	8,542
Warrants, issued (note 6)	–	–	3,055	6,625,000	–	–	–	–	3,055
Stock-based compensation	–	–	–	–	1,275	–	–	–	1,275
Options, exercised	600	175,000	–	–	(250)	–	–	–	350
Options expired, unexercised	–	–	–	–	(936)	936	–	–	–
Balances, July 31, 2010	$90,718	59,975,335	$3,102	10,025,000	$3,476	$5,728	$(87,263)	$–	$15,761
Net loss for the year	–	–	–	–	–	–	(11,348)	–	(11,348)
Other comprehensive income (loss)	–	–	–	–	–	–	–	–	–
Realized gain on sale of investment	–	–	–	–	–	–	–	–	–
Common stock, issued (note 6)	11,468	7,167,383	–	–	–	–	–	–	11,468
Warrants, issued (note 6)	–	–	4,112	7,101,084	–	–	–	–	4,112
Stock-based compensation	–	–	–	–	2,082	–	–	–	2,082
Options, exercised	64	22,216	–	–	(26)	–	–	–	38
Options expired, unexercised	–	–	–	–	(1,189)	1,189	–	–	–
Balances, July 31, 2011	$102,250	67,164,934	$7,214	17,126,084	$4,343	$6,917	$(98,611)	$–	$22,113

The accompanying notes are an integral part of these consolidated financial statements.

HELIX BIOPHARMA CORP.
Consolidated Statements of Cash Flows
Years ended July 31, 2011, 2010 and 2009 (In thousands of Canadian dollars)

	2011	2010	2009

Cash provided by (used in):

Operating activities:
Loss for the year	$(11,348)	$(14,469)	$(14,102)
Items not involving cash:
Amortization of capital assets	404	429	274
Amortization of intangible assets	–	–	12
Stock-based compensation	2,082	1,275	1,023
Stock-based consideration	187	–	–
Foreign exchange loss	2	564	133
Loss on capital asset disposal	59	–	–
Realized gain on sale of investment	–	(47)	–
Impairment of intangible assets	–	–	98
Realized gain on sale of license	(1,336)	–	–
Other receivables	(201)	(459)	–
Deferred lease credit	(24)	(26)	123
Change in non-cash working capital:
Accounts receivable	(541)	(312)	(632)
Inventory	252	78	(400)
Prepaid and other expenses	196	651	(603)
Accounts payable	(307)	107	701
Accrued liabilities	(17)	(13)	288
Income taxes payable	253	29	(72)
	(10,339)	(12,193)	(13,157)
Financing activities:
Proceeds from the exercise of stock options	38	350	–
Proceeds from the issue of warrants and common shares, net of issue costs	15,393	11,597	9,659
	15,431	11,947	9,659
Investing activities:
Proceeds from the sale of license	1,336	–	–
Proceeds from the sale of investment	–	48	–
Purchase of capital assets	(507)	(607)	(932)
	829	(559)	(932)

Effect of exchange rate changes on cash and cash equivalents	(2)	(564)	(133)
Increase (decrease) in cash and cash equivalents	5,919	(1,369)	(4,563)

Cash and cash equivalents, beginning of year	13,125	14,494	19,057

Cash and cash equivalents, end of year	$19,044	$13,125	$14,494

Supplemental cash flow information:

Interest received	$188	$49	$349
Income taxes paid	94	11	82
Interest paid	–	–	1

The accompanying notes are an integral part of these consolidated financial statements.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Helix BioPharma Corp. (the “Company”), incorporated under the Canada Business Corporations Act, is a biopharmaceutical company primarily focused in the areas of cancer prevention and treatment. In addition, the Company earns revenues from its drug distribution business in Canada and international licensing activities. The Company has funded its research and development activities through the issuance of common shares and warrants and through limited commercial activities. As the Company has two major projects in the research and development stage, it expects to incur additional losses and therefore will require additional financial resources, on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof.

1. Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These consolidated financial statements differ in certain respects from those prepared in accordance with United States generally accepted principles (“US GAAP”). The recognition, measurement and disclosure differences as they relate to the Company are described in note 18, “Differences between Canadian and US GAAP”.

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. The Company has a history of net losses and expects future losses. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. The Company is not certain when or whether it will achieve profitability, or whether it will be able to increase its revenues or raise additional investment capital, all of which could impact the Company’s ability to operate as a going concern. These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption. Though the Company does not currently have enough cash reserves to fund its planned clinical studies which are estimated to last over approximately a three year period, the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues. The Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs. The market for debt and equity financings for companies such as Helix has always been challenging, more so during the recent global economic downturn. The Company cannot predict whether it will be able to raise the necessary funds it needs to continue as a going concern.

2. Significant accounting policies

Basis of consolidation
The consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries and variable interest entities (“VIEs”) where the Company is the primary beneficiary, after elimination of intercompany transactions and balances. VIEs are entities in which equity investors do not have controlling financial interest or the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties. The Company does not have any investments in VIEs.

Use of estimates and assumptions
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of estimates include research and development tax credits associated with research and development expenditures, the determination of fair value of stock options granted for estimating stock-based compensation, the allocation of proceeds to share purchase warrants, as well as in determining the allowance for doubtful accounts, provisions for obsolete inventory, estimates related to the determination of useful lives and assessment of impairment of long-lived assets such as capital assets, the determination of valuation allowance of future tax assets and certain accrued liabilities. In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. Actual results could differ from these estimates.

Cash and cash equivalents
The Company considers cash on hand, deposits in banks and bank term deposits with maturities of 90 days or less as cash and cash equivalents.

Inventory
Inventory consisting of finished goods is valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. In determining the net realizable value, the Company considers factors such as yield, turnover, expected future demand and past experience. Cost includes the cost to purchase the products. The total amount of inventories recognized as an expense (cost of sales) during the year was $1,380,000 (2010 - $1,450,000; 2009 – $1,332,000). There were no write-downs or reversal of write-downs of inventory recognized as an expense (cost of sales) during the year.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Capital assets
Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the following methods and annual rates:

Asset	Basis	Rate
Research, manufacturing and computer equipment	Declining balance	20% - 30%
Furniture and fixtures	Declining balance	20%
Computer software	Declining balance	50%
Leasehold improvements	Straight line over lease term	Lease term

Revenue recognition
Product revenue from pharmaceutical sales is recognized when title has transferred to the customer and the customer has assumed the risk and rewards of ownership. Revenue from product sales is recorded net of estimated discounts, product returns and other charge-backs, if any.

Royalty revenue is recognized when the pharmaceutical product sales are shipped by a licensee to third parties and the royalty revenue can be determined and collection is reasonably assured.

Certain license fees are comprised of initial fees and milestone payments pursuant to collaborative agreements and other licensing arrangements. Initial fees are recognized over the estimated collaboration term on a straight-line basis. Milestone payments are recognized as revenue when the milestone (such as issuance of patents by regulatory authorities or achievement of commercial sales by the customer) is achieved and the customer is obligated to make the performance payment. Certain license arrangements require no continuing involvement by the Company. Non-refundable license fees are recognized as revenue, when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed or determinable and collection of the amount is reasonably assured.

Research and development costs
Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet the criteria for deferral, in which case, the costs are capitalized and amortized to operations over the estimated period of benefit. No costs have been deferred to date.

Investment tax credits
The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a capital nature, provided that the Company has reasonable assurance that the tax credits will be realized. Investment tax credit receivable at July 31, 2011 totals $1,968,000 (2010 - $838,000), of which $1,308,000 (2010 - $379,000) is included in current accounts receivable and $660,000 is classified as other receivables (2010 - $459,000). The Company received $547,000 in investment tax credits in fiscal 2011 (2010 - $229,000; 2009 - $nil).

Stock-based compensation
The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” (“Section 3870”). Section 3870 established standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to employees and non-employees. The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model and the compensation cost is amortized over the options’ vesting period for employee awards and the service period for non-employee awards. Forfeitures are accounted for on an estimate basis, based on historical trends.

Foreign currency translation
Foreign operations and foreign currency-denominated items are translated into Canadian dollars. Monetary assets and liabilities of the Company’s integrated foreign subsidiary are translated into Canadian dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the exchange rates prevailing at their respective transaction dates. Exchange gains and losses arising on translation are included in operating results.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets are recorded on the Company’s balance sheets.

Impairment of long-lived assets
The Company’s long-lived assets include capital assets and intangible assets with finite lives. The Company uses the two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines whether there is an impairment while the second measures the amount of the impairment. An impairment loss is identified when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recorded an impairment charge during the year ended July 31, 2011 of $nil (2010 – $nil; 2009 – $98,000). The impairment charge in fiscal 2009 relates to intellectual property.

Basic and diluted loss per common share
Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options and warrants. This method requires that diluted loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

Financial instruments
Financial assets and financial liabilities are initially recorded at fair value and their subsequent measurements are determined in accordance with their classification. The classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics. Cash and cash equivalents are classified as held-for-trading assets and are accounted for at fair value. All changes in fair value are included in loss for the year in which they arise. Accounts receivable are classified as loans and receivables, and after initial recognition are recorded at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, and after initial recognition are recorded at amortized cost.

3. New accounting standards and pronouncements

Recently adopted

Multiple deliverable revenue arrangements
In December 2009, the Emerging Issues Committee (“EIC”) issued a new abstract “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which amended EIC-142 “Revenue Arrangements with Multiple Deliverables” (“EIC-142”). This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC-175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The EIC was early adopted on August 1, 2010 on a prospective basis. The adoption of EIC-175 did not have a material impact on the Company’s consolidated financial statements.

Not yet adopted

International financial reporting standards (“IFRS”)
In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Publicly accountable entities will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The Company's first annual IFRS financial statements will be for the fiscal year ending July 31, 2012 and will include the comparative period of fiscal 2011. The Company’s first interim quarterly filing under IFRS will be for the quarter ending October 31, 2011 and will include IFRS comparative figures for the quarter ending October 31, 2010 along with the opening balance sheet.

The Company is completing its transition to IFRS which includes finalizing its accounting policies, financial statement presentation and disclosure options available on initial changeover to IFRS and implementing information technology and data system changes and modification to internal control over financial reporting.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Business combinations, non-controlling interests and consolidated statements
In January 2009, the CICA issued Handbook Section 1582, Business Combinations ("Section 1582"), to replace Handbook Section 1581, Business Combinations ("Section 1581"), which aligns this section with International Financial Reporting Standard 3, Business Combinations; Handbook Section 1602, Non-controlling Interests ("Section 1602"), which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, Consolidated and Separate Financial Statements; and Handbook Section 1601, Consolidated Financial Statements, which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Handbook Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011; however, earlier adoption is permitted if all sections are adopted together. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

4. Other receivables

Other receivables represent research and development investments tax credits which are not classified as current accounts receivables. At July 31, 2011, cash refundable investment tax credits total $1,968,000 (2010 – $838,000) of which $1,308,000 (2010 – $379,000) is included in current accounts receivable and $660,000 is classified as other receivables (2010 – $459,000).

5. Capital Assets

		2011			2010
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Research equipment	$1,799	$1,102	$697	$1,865	$1,342	$523
Manufacturing equipment	1,662	691	971	1,564	521	1,043
Leasehold improvements	366	143	223	359	72	287
Computer equipment	208	109	99	183	83	100
Computer software	71	43	28	59	36	23
Furniture and fixtures	21	8	13	17	6	11
	$4,127	$2,096	$2,031	$4,047	$2,060	$1,987

6. Shareholders equity

Preferred shares
Authorized 10,000,000 preferred shares.
As at July 31, 2011 and 2010 the Company had nil preferred shares issued and outstanding.

Common shares and share purchase warrants
Authorized unlimited common shares without par value
As at July 31, 2011 the Company had 67,164,934 (2010 – 59,975,335) common shares issued and outstanding.

On October 2, 2008, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $2.36 until October 1, 2011. Of the gross proceeds amount, $68,000 was allocated to the share purchase warrants based on fair value and the residual amount of $11,356,000 was allocated to common stock. Share issue costs totalling $1,765,000 were proportionately allocated to the share purchase warrants ($21,000) and common stock ($1,744,000), respectively.

On September 8, 2009, the Company announced the completion of a private placement, issuing 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $2.87 until September 7, 2012. Of the gross proceeds amount, $3,577,500 was allocated to the share purchase warrants based on fair value and the residual amount of $10,003,750 was allocated to common stock. Share issue costs totalling $1,984,000 were proportionately allocated to the share purchase warrants ($523,000) and common stock ($1,461,000), respectively.

On August 6, 2010, the Company announced the completion of a private placement, issuing 4,530,000 units at $2.43 per unit, for gross proceeds of $11,007,900. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $3.40 until August 5, 2013. Of the gross proceeds amount, $2,400,900 was allocated to the share purchase warrants based on fair value and the residual amount of $8,607,000 was allocated to common stock. Share issue costs totalling $1,551,000 were proportionately allocated to the share purchase warrants ($338,000) and common stock ($1,213,000), respectively.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

On March 28, 2011, the Company completed a private placement, issuing 1,652,719 units at $2.39 per unit, for gross proceeds of $3,949,998. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $3.35 until March 27, 2016. Of the gross proceeds amount, $1,362,000 was allocated to the share purchase warrants based on fair value and the residual amount of $2,588,000 was allocated to common stock. Share issue costs totalling $34,000 were proportionately allocated to the share purchase warrants ($12,000) and common stock ($22,000), respectively. Also see Note 14 – Related Party Transactions.

On March 30, 2011, the Company completed a private placement, issuing 918,365 units at $2.39 per unit, for gross proceeds of $2,194,892. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $3.35 until March 29, 2016. Of the gross proceeds amount, $759,000 was allocated to the share purchase warrants based on fair value and the residual amount of $1,436,000 was allocated to common stock. Share issue costs totalling $175,000 were proportionately allocated to the share purchase warrants ($60,000) and common stock ($115,000), respectively.

The following table provides information on share purchase warrants outstanding as at July 31:
		2011		2010
	Weighted average	Number of share	Weighted average	Number of share
	remaining contractual	purchase warrants	remaining contractual	purchase warrants
Exercise Price	life (in years)	outstanding	life (in years)	outstanding
$2.36	0.17	3,400,000	1.17	3,400,000
$2.87	1.11	6,625,000	2.11	6,625,000
$3.40	2.02	4,530,000	–	–
$3.35	4.66	1,652,719	–	–
$3.35	4.67	918,365	–	–
Outstanding, end of year		17,126,084		10,025,000

Stock options
The Company’s equity compensation plan reserves up to 10% of the Company’s outstanding common stock for granting to directors, officers and employees of the Company or any person or company engaged to provide ongoing management or consulting services. Based on the Company’s current issued and outstanding common shares as at July 31, 2011, options to purchase up to 6,716,493 common shares may be granted under the plan. As at July 31, 2011, options to purchase a total of 5,061,784 common shares have been issued and are outstanding under the equity compensation plan. In addition, 66,299 common shares have been issued to consultants.

The following table provides information on options outstanding and exercisable as at July 31:
		2011			2010
			Number of			Number of
	Weighted average	Number of	vested and	Weighted average	Number of	vested and
Exercise	remaining contractual	options	exercisable	remaining contractual	options	exercisable
Price	life (in years)	outstanding	options	life (in years)	outstanding	options
$1.68	5.38	2,042,784	1,532,784	6.38	2,065,000	1,032,500
$2.43	4.05	890,000	222,500	–	–	–
$2.74	3.37	965,000	495,000	4.37	968,000	251,375
$3.00	–	–	–	1.00	658,500	658,500
$3.00	5.00	1,164,000	291,000	–	–	–
Outstanding, end of year	4.68	5,061,784	2,541,284	4.90	3,691,500	1,942,375

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table summarized activity under the Company’s stock option plan for the fiscal year ended July 31, 2011:
		Weighted	Weighted	Weighted
		average	average	average remaining
		exercise	fair	contractual
	Number	price	value	life
Outstanding, beginning of year	3,691,500	$2.19	$1.42
Granted	2,057,000	2.75	1.47
Exercised	(22,216)	1.68	1.22
Forfeited	(6,000)	2.59	1.49
Expired	(658,500)	3.00	1.79
Outstanding, end of year	5,061,784	$2.32	$1.39	4.68
Vested and exercisable, end of year	2,541,284	$2.10	$1.34	4.83

The following table summarized activity under the Company’s stock option plan for the fiscal year ended July 31, 2010:
		Weighted	Weighted	Weighted
		average	average	average remaining
		exercise	fair	contractual
	Number	price	value	life
Outstanding, beginning of year	3,564,000	$2.00	$1.37
Granted	968,000	2.74	1.60
Exercised	(175,000)	2.00	1.43
Forfeited/expired	(665,500)	2.00	1.43
Outstanding, end of year	3,691,500	$2.19	$1.42	4.90
Vested and exercisable, end of year	1,942,375	$2.26	$1.46	4.30

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:
	Number		Risk free				Fair value
Grant	of options	Volatility	interest	Dividend	Expected	Vesting	of options
Date	granted	factor	rate	rate	life	period	granted
July 29, 2011	1,164,000	61.88%	2.04%	0.00%	5 years	3 years	$1,781
August 17, 2010	893,000	67.10%	2.18%	0.00%	5 years	3 years	$1,440
December 14, 2009	968,000	70.26%	2.56%	0.00%	5 years	3 years	$1,548
December 17, 2008	2,070,000	64.30%	2.44%	0.00%	8 years	3 years	$2,525

For the year ended July 31, 2011, 1,274,062 stock options vested (2010 – 767,625; 2009 – 517,500) with a fair value of $1,773,000 (2010 –$1,029,000; 2009 – $631,500).

7. Commitments and contingencies

The Company’s commitments are summarized as follows:
						2017 and
	2012	2013	2014	2015	2016	beyond	Total
Royalty and in-licensing	$10	$10	$10	$10	$10	$80	$130
Clinical research organizations	2,020	2,358	2,290	322	–	–	6,990
Contract manufacturing organizations	590	–	–	–	–	–	590
Collaborative research organizations	128	104	–	–	–	–	232
Purchases of inventory	1,205	1,311	1,400	620	–	–	4,536
Operating leases	260	106	97	–	–	–	463
Share capital issuance	89	–	–	–	–	–	89
Consulting	498	235	152	–	–	–	885
	$4,800	$4,124	$3,949	$952	$10	$80	$13,915

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Royalty and in-licensing commitments
Pursuant to a Royalty Agreement dated March 27, 1997 with University of Saskatchewan Technologies Inc. (“UST”), the Company is required to pay UST a royalty of 2% of the net sales revenue generated from certain products containing prostaglandin E1, and in the case of sub-licenses of such products, 15% of the non-royalty considerations (up-front payments) received from the sub-licensee.

Pursuant to an Amended Royalty Agreement, effective November 1, 1999, the Company is required to pay royalties of 2% of the Company’s net sales revenue received from the marketing, manufacture, distribution or sale of certain products, or in the case of sub-license revenue, 2% of license fees or other revenue received by the Company related to the marketing, manufacture, distribution or sale of certain products, which revenue is not allocated by the Company to the further development of the product. Any future revenue generated through the commercialization of Topical Interferon Alpha-2b is subject to this royalty agreement, which expires on March 27, 2017.

Pursuant to an agreement dated July 10, 2000, the Company pays a sliding scale percentage based fee to RFB Associates (“RFB”) in the event a healthcare acquisition or product license is consummated between the Company and a company introduced by RFB. As a result of introducing the Company to Anika Therapuetics which resulted in the finalizing of an in-license arrangement for the rights to distribute Anika Therapeutic’s product in Canada, the company pays RFB a percentage based fee. The fee is 5% of the consideration paid to Anika by the Company, up to and including $1,000,000; plus 4% in excess of $1,000,000 and up to $2,000,000; plus 3% in excess of $2,000,000 and up to $3,000,000; plus 2% in excess of $3,000,000 and up to $4,000,000; plus 1% in excess of $4,000,000. The agreement is subject to a minimum royalty of $25,000 and can be terminated by either party on thirty days prior notice except for any fees associated to an arrangement which was previously consummated.

Pursuant to an agreement dated April 28, 2005 with the National Research Council of Canada (“NRC”), the Company is required to pay a royalty of 3% of net sales, with a minimum royalty of $10,000 per annum generated from the use of a certain antibody to target cancerous tissues of the lung. In addition to the royalty payments, the Company is also required to make certain milestone payments: $25,000 upon successful completion of Phase I clinical trials; $50,000 upon successful completion of Phase IIb clinical trials; $125,000 upon successful completion of Phase III clinical trials; and $200,000 upon receipt of market approval by regulatory authority. L-DOS47 is subject to this agreement.

As at July 31, 2011, the Company has $130,000 (2009 – $150,000) in financial obligations outstanding related to royalty and in-licensing commitments.

Clinical Research Organization (“CRO”) commitments
The Company has two separate CRO supplier agreements, whereby the two CRO’s provide clinical research services related to the management of clinical trials/studies which are at various stages of development.

As at July 31, 2011, the Company accrued $221,000 (2009 – $396,000) for CRO services it had received and is committed to pay $6,990,000 for additional CRO services.

Contract Manufacturing Organization (“CMO”) commitments
The Company has two separate CMO supplier agreements related to the Company’s Topical Interferon Alpha-2b program. The one CMO agreement relates to the manufacturing of clinical trial kits while the second CMO agreement relates to the GMP scale-up manufacturing program.

The Company has three separate CMO supplier agreements related to the Company’s L-DOS47 program, all of which are inter-related in the scale-up of L-DOS47 in preparation for human clinical trials.

As at July 31, 2011, the Company accrued $207,000 (2009 – $158,000) for CMO services it had received and is committed to pay $590,000 in additional services not yet received.

Collaborative Research Organization service commitments
The Company has three collaborative research agreements relating to the Company’s L-DOS47 program. The nature of the services includes assay development, animal studies and imaging and ongoing future clinical sample analysis.

As at July 31, 2011, the Company accrued $37,000 (2009 – $30,000) for Collaborative Research Organizations services it had received and is committed to pay $232,000 for additional collaborative research services.

Purchase commitments
The Company has inventory purchase commitments of $4,536,000 with one supplier through to December 2014.

Operating lease commitments
The Company owes $463,000 under three facility lease agreements with lease terms up to June 2014 for office and research premises.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Share capital issuance
The Company has share capital issuance commitments of $89,000 with two investor relation firms through to fiscal 2012.

Consulting commitments
The Company has entered into various consulting service arrangements with commitments of $885,000 through to fiscal 2014.

Sale of license commitment
The Company entered in an agreement with Helsinn whereby Helsinn was given the right to purchase the U.S. rights to Klean-Prep™ for 900,000 Euros if Helsinn achieves U.S. commercialization of Klean-Prep™ by December 2012 and if Helsinn makes all the set installments totalling 900,000 Euros in accordance with a pre-determined schedule to start immediately following U.S. commercialization.

Contingencies
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Given the nature of this indemnification, the Company is unable to reasonably estimate its maximum potential liability as this indemnification provision does not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Consequently, no amounts have been accrued in these consolidated financial statements relating to this indemnification.

8. Capital risk management

The Company’s main objectives when managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures. The Company includes cash and cash equivalents in the definition of capital. The Company endeavours not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as capital market conditions and availability.

Most recently, however, the Company has raised additional capital via private placements as discussed in notes 6.

Though the Company does not currently have enough cash reserves to fund its planned clinical studies which are expected to last over approximately a three year period, the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues.

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants.

9. Gain on sale of license

On December 1, 2010 the Company entered into an agreement to assign certain international Klean-Prep® rights to Helsinn-Birex Pharmaceuticals Limited (“Helsinn”). Upon closing, Helsinn paid Helix a sum of 1 million Euros in exchange for the world-wide rights, title and interest in Klean-Prep®, excluding the U.S. and Canada. Under the agreement Helsinn was also given the ability to purchase the U.S. rights to Klean-Prep for 900,000 Euros if it achieves the U.S. commercialization of Klean-Prep by December 2012 and if it makes all the set installments totalling 900,000 Euros in accordance with a pre-determined schedule set to start immediately following the U.S. commercialization of Klean-Prep.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

10. Financial instruments and risk management

The Company has classified its financial instruments as follows:
	2011		2010
		Fair value		Fair value
	Fair Value	hierarchy	Fair Value	hierarchy
Financial assets:
Cash and cash equivalents	$19,044,000	Level 1	$13,125,000	Level 1
Accounts receivable	$1,906,000	Level 1	$1,365,000	Level 1
Financial Liabilities:
Accounts payable, measured at amortized cost	$1,085,000	Level 1	$1,392,000	Level 1
Accrual liabilities, measured at amortized cost	$804,000	Level 1	$821,000	Level 1

Fair value hierarchy
Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 reflects valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 reflects valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 reflects valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The financial instruments in the Company’s financial statements, measured at fair value, are the cash and cash equivalents.

Fair value
The fair value of financial instruments as at July 31, 2011 and 2010 approximates their carrying value because of the near-term maturity of these instruments.

Financial risk management
The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management (the identification and evaluation of financial risk) is carried out by the finance department, in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

Market risk
Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company’s income or the value of its financial instruments.

Currency risk
The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar. Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland. In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. Up to November 30, 2010, the Company also received a revenue stream from royalties denominated in Euros from the licence of the Company’s Klean-Prep® to Helsinn. Also see Note 9 – Gain on Sale of License. In December 2010, the Company entered into an agreement to transfer certain international Klean-Prep® rights to Helsinn. The agreement with Helsinn became effective December 1, 2010 and as a result, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The Company has maintained minimal cash balances denominated in both Euro and US dollars due to Canadian dollar stability and strength against foreign currencies.

Balances in foreign currencies at July 31, 2011 and 2010 are as follows:
		2011			2010
		US	Pound		US	Pound
	Euros	Dollars	Sterling	Euros	Dollars	Sterling
Cash and cash equivalents	515	88	–	352	281	–
Accounts receivable	–	–	–	303	–	–
Investment	–	–	–	–	–	–
Accounts payable	(353)	(225)	(3)	(257)	(513)	(16)
Accruals	(5)	–	–	(35)	–	–
Net foreign currencies	157	(137)	(3)	363	(232)	(16)
Closing exchange rate	1.3726	0.9555	1.5682	1.3401	1.0283	1.6135
Impact of 1% change in exchange rate	+/- 2	+/- 1	+/- 0	+/- 5	+/- 2	+/- 1

Any fluctuation in the exchange rates of the foreign currencies listed above could have an impact on the Company’s results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

The following summary illustrates the fluctuations in the exchange rates during fiscal 2011 and 2010 for $1CDN:
		2011			2010
		US	Pound		US	Pound
	Euros	Dollars	Sterling	Euros	Dollars	Sterling
High	1.4305	1.0642	1.6451	1.5799	1.0889	1.7969
Average	1.3680	0.9943	1.5888	1.4490	1.0494	1.6511
Low	1.2847	0.9449	1.5297	1.2685	1.0051	1.5254

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions. The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents. The Company does not have any credit facilities and is therefore not subject to any debt related interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis. Any investment of excess funds is limited to risk-free financial instruments. Fluctuations in the market rates of interest do not have a significant impact on the Company’s results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time and the low global interest rate environment. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company does not have a large customer base, which facilitates the ongoing monitoring of credit risk and credit standing of counterparties on a regular basis based on the Company’s established policies. The Company evaluates accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The table below breaks down the various categories that make up the Company’s accounts receivable balances as at July 31:

	2011	2010
Accounts receivable
Aged trade accounts receivable
0 to 30 days	$304	$269
31 to 60 days	144	123
61 to 90 days	16	52
Over 90 days	1	–
Trade accounts receivable	$465	$444
Royalty	–	42
Government related – HST and VAT	124	499
Research and development investment tax credits	1,308	379
Other	15	7
	$1,912	$1,371
Allowance for doubtful accounts – trade account	(6)	(6)
	$1,906	$1,365

The top five customers included in trade accounts receivable represent approximately 71% of the Company’s total trade accounts receivable as at July 31, 2011 and 61% at July 31, 2010.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.

The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities.

To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, management considers securing additional funds primarily through equity arrangements. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at July 31:

		2011			2010
	Carrying	Less than	Greater than	Carrying	Less than	Greater than
	amount	one year	one year	amount	one year	one year
Accounts payable and accruals	$1,889	$1,889	$–	$2,213	$2,213	$–
Income tax payable	$296	$296	$–	$43	$43	$–

This table only covers liabilities and obligations relative to financial instruments and does not anticipate any income associated with assets.

Since inception, the Company has financed its operations from equity proceeds received upon the sale of equity securities, and, to a lesser extent, from the exercise of warrants and stock options, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Though the Company does not currently have enough cash reserves to fund its planned clinical studies which are estimated to last over approximately a three year period, the Company does have sufficient cash reserves to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months, provided there are no materially negative unanticipated changes to planned expenditures and revenues. The Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs. Accessing the capital markets is particularly challenging for companies that operate in the biotechnology industry.

11. Income taxes

The Company recognizes future tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. The net future tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these future tax assets.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The tax effects of temporary differences for the Company that gives rise to significant portions of the future tax assets and future tax liabilities are presented in the following table:

	2011	2010
Future tax assets:
Scientific Research & Experimental Development expenditure pool	$8,793	$7,596
Non-capital losses and other credits carried forward	8,925	7,351
Capital losses carried forward	152	153
Excess of tax basis over book basis of capital assets	555	517
Deductible share issue costs	939	926
Other	4	4
	19,368	16,547
Future tax liabilities:	–	–
Valuation allowance	(19,368)	(16,547)
Net future tax asset	$–	$–

Current income tax expense and non-capital tax carry-forwards
The Company’s current income tax expense in fiscal 2011 of $334,000 (2010 – $46,000; 2009 – $18,000) is mainly attributable to the operations in Ireland. The Irish subsidiaries do not have any non-capital loss carry-forwards.

As at July 31, 2011, the Company has Canadian tax losses that can be carried forward of approximately $35,700,000 (2010 $28,069,000; 2009 – $14,916,000) and are available until 2031 as follows:

2013	$3,272
2014	1,940
2025	862
2026	2,113
2027	2,904
2028	2,138
2029	9,188
2030	6,490
2031	6,793
$35,700

Scientific Research & Experimental Development expenditures (“SR&ED”)

Under the Income Tax Act (Canada), certain expenditures are classified as SR&ED expenditures and are grouped into a pool for tax purposes. This expenditure pool can be carried forward indefinitely and deducted in full in any subsequent year. The SR&ED expenditure pool at July 31, 2011 is approximately $35,171,000 (2010 – $30,031,000; 2009 – $32,484,000).

Investment tax credits

The Company has also earned investment tax credits in Canada, on eligible SR&ED expenditures at July 31, 2011 of approximately $8,282,000 (2010 – $6,988,000; 2009 – $6,538,000), which can offset Canadian income taxes otherwise payable in future years up to 2031.

Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a capital nature, provided that the Company has reasonable assurance that the tax credits will be realized. During the year, the Company received cash refundable investment tax credits related to prior years in the amount of $547,000. At July 31, 2011, cash refundable investment tax credits total $1,968,000 (2010 – $838,000) of which $1,308,000 (2010 – $379,000) is included in current accounts receivable and $660,000 is classified as other receivables (2010 – $459,000). The research and development investment tax credits recorded are based on management’s estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. Federal investment tax credits are non-refundable to the Company. Refundable investment tax credits reflect eligible SR&ED expenditures incurred in various provinces.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

12. Segmented information

Management has determined that the Company has one operating segment, which is biopharmaceuticals.

The following table summarizes the various revenues by geographic region for the fiscal years ended July 31:

	2011	2010	2009
Canada:
Product revenue	$4,025	$3,606	$3,057
License fee and royalty revenue	–	–	–
	$4,025	$3,606	$3,057
United States:
Product revenue	381	319	187
License fee and royalty revenue	–	–	89
	$381	$319	$276
Europe:
Product revenue	–	–	–
License fee and royalty revenue	126	509	508
	$126	$509	$508
	$4,532	$4,434	$3,841

The following table summarizes the percentages by the top customers by revenue category for the fiscal years ended July 31:

	2011	2010	2009
Product revenue - top five customers	59%	58%	65%
License fee and royalty - represented by Helsinn	100%	100%	85%

The following table summarizes the Company’s assets by geographic region as at July 31, 2011:

	Cash and	Accounts		Prepaid and	Other	Capital
	Equivalents	Receivable	Inventory	other assets	Receivables	Assets
Canada	$18,253	$1,906	$528	$202	$660	$1,994
USA	84	–	–	–	–	37
Europe	707	–	–	–	–	–
	$19,044	$1,906	$528	$202	$660	$2,031

The following table summarizes the Company’s assets by geographic region as at July 31, 2010:

	Cash and	Accounts		Prepaid and	Other	Capital
	Equivalents	Receivable	Inventory	other assets	Receivables	Assets
Canada	$12,365	$959	$780	$246	$459	$1,246
USA	289	–	–	15	–	741
Europe	471	406	–	137	–	–
	$13,125	$1,365	$780	$398	$459	$1,987

13. Research and development projects

The Company incurs research and development expenditures primarily on two research and development projects: Topical Interferon Alpha-2b and DOS47.

Topical Interferon Alpha-2b

The Company is engaged in the clinical development of Topical Interferon Alpha-2b for the treatment of HPV-induced disease states. Topical Interferon Alpha-2b is currently being developed for the treatment of early-stage cervical dysplasia and ano-genital warts caused by HPV infections.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

DOS47

The Company’s DOS47 technology employs a novel approach to the destruction of cancer cells which is based upon the theory that the urea cycle, a natural process in the body, can be modified to fight cancer. The Company intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics, with a view to maximizing the commercialization potential of DOS47. The Company’s first DOS47 product candidate currently under development is L-DOS47.

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs.

The following table outlines research and development costs expensed and investment tax credits for the Company’s significant research and development projects for the fiscal years ended July 31:

	2011	2010	2009
DOS47	$5,674	$6,049	$4,389
Topical Interferon Alpha-2b	3,278	5,733	5,933
Research and development investment tax credits	(1,629)	(1,067)	–
	$7,323	$10,715	$10,322

14. Related party transactions

Cawkell Brodie Glaister LLP, is legal counsel to the Company. A director of the Company is a partner of Cawkell Brodie Glaister LLP.

Cangene bioPharma Inc. (“CBI”) is a wholly owned subsidiary of Cangene Corporation and is controlled by the Apotex Group which includes Apotex Inc. A director of the Company is also a director of Cangene Corporation and President of Apotex Inc.

On March 28, 2011, Helix issued, by way of private placement, a total of 1,652,719 units at $2.39 per unit for gross proceeds of $3,949,998. Jack Kay, a director of the Company, and his wife acquired 209,205 units and a related party, the Kay Family Charitable Foundation, of which Mr. Kay is a trustee, acquired an additional 209,205 units. Also see Note 6 – Shareholders’ Equity.

In fiscal 2011 the Company signed an agreement where a director of the Company is the head of one of the hospitals responsible for conducting the L-DOS47 clinical trial studies in Poland. Other than the signing of the agreement, there were no related party transactions among the parties during fiscal 2011, since the trials have not yet commenced.

The Company had the following related party transactions for the fiscal years ended July 31:

	2011	2010	2009
Legal fees to Cawkell Brodie Glaister LLP	$534	$334	$287
Contracted fill-finish services with CBI	169	167	156
Private placement with a director of the Company and related entities	1,000	–	–

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. Loss per common share

The share purchase warrants and stock options outstanding for each of the periods reported were not included in the computation of diluted loss per share because the effect would be anti-dilutive.

16. Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

17. Subsequent events:

Subsequent to the Company's fiscal year-end, the Company received a shareholder proposal (the "Proposal") from a shareholder (the "Proposing Shareholder") for inclusion in the Company's management proxy circular to be circulated to the Company's shareholders in connection with the Company's 2011 annual meeting of shareholders. Certain shareholders (the "Investor Group"), including the Proposing Shareholder, also filed a Schedule 13D with the United States Securities and Exchange Commission ("SEC") disclosing their beneficial ownership in the Company. Furthermore, the Company received a shareholder requisition from certain members of the Investor Group to call a meeting of shareholders to vote, among other things, for 3 new directors on the Board to replace incumbent directors. The Company is already due to have its Annual General Meeting, at which directors are to be elected, prior to the end of January, 2012.

Subsequent to the Company's fiscal year-end, the Company terminated a Financial and Investor Relations Agreement between the Company and one of the members of the Investor Group. The termination was announced by the Company in a press release issued on October 20, 2011. The termination of the Financial and Investor Relations Agreement could lead to litigation.

The outcome of the foregoing events cannot be determined and an estimate of the financial effect cannot be made at this time. .

18. Differences between Canadian and the US GAAP:

The consolidated financial statements as at July 31, 2011 and 2010 and for each of the years in the three-year period ended July 31, 2011 have been prepared in accordance with Canadian GAAP, which varies in certain respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements that are discussed below. The principal methods applied in the preparation of the accompanying financial statements which have resulted in the amounts which differ from those that would have otherwise been determined under US GAAP are described below.

Consolidated balance sheets

The following table reconciles the Company’s consolidated balance sheets under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP:

	2011		2010
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Assets:
Current assets	$21,680	$21,680	$15,668	$15,668
Other receivables	660	660	459	459
Capital assets	2,031	2,031	1,987	1,987
	24,371	24,371	18,114	18,114
Liabilities:
Current liabilities	2,210	2,210	2,281	2,281
Non-current	48	48	72	72
	2,258	2,258	2,353	2,353
Shareholders’ Equity	22,113	22,113	15,761	15,761
Liabilities and Shareholders’ Equity	$24,371	$24,371	$18,114	$18,114

Other than shareholders’ equity there are no reconciling differences in balance sheet components between Canadian GAAP and US GAAP. For reconciling difference to shareholder’s equity between Canadian and US GAAP, see the consolidated statement of shareholders equity section below.

Consolidated statement of operations and comprehensive loss

The following table reconciles the loss for the year as reported in the Company’s consolidated statements of operations and comprehensive loss under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP:

	2011	2010	2009
Net loss for the year per Canadian GAAP	$(11,348)	$(14,469)	$(14,102)
Research and development expense	1,629	1,067	–
Income tax expense	(1,629)	(1,067)	–
Net loss for the year per US GAAP	$(11,348)	$(14,469)	$(14,102)
Other comprehensive income (loss) under Canadian and US GAAP:
Fair value adjustment of available-for-sale investments	–	(8)	(39)
Total comprehensive loss per Canadian and US GAAP	$(11,348)	$(14,477)	$(14,141)
Basic and diluted loss per common share under Canadian and US GAAP	$(0.17)	$(0.24)	$(0.27)
Weighted average number of common shares under Canadian and US GAAP	65,321,170	59,123,321	52,001,636

Research and development expense

Under Canadian GAAP, investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a capital nature, provided that the Company has reasonable assurance that the tax credits will be realized. Under US GAAP, investment tax credits and other research and development credits would be reclassified as a reduction of income tax expense. In fiscal 2011 the Company received research and development tax credits of $547,000 (2010 – 229,000; 2009 – nil). As at July 31, 2011 the Company has an investment tax credit receivable of $1,968,000 (2010 – 838,000; 2008 – nil), which reduced research and development expense under Canadian GAAP. For fiscal 2011 under US GAAP, research and development expense would be higher by $1,629,000 (2010 – $1,067,000; 2008 – nil) while income tax expense would be reduced by $1,629,000 (2010 – $1,067,000; 2008 – nil) with no resulting impact to loss for the year and loss per share per common share.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Basic and diluted loss per common share

The number of weighted average common shares outstanding in the calculation of both basic and diluted loss per share was the same under Canadian and US GAAP for each of the fiscal years 2011, 2010 and 2009.

Total comprehensive loss

Total comprehensive loss was the same under Canadian and US GAAP for each of the fiscal years 2011, 2010 and 2009.

Consolidated statement of shareholders’ equity

The following table reconciles the Company’s consolidated statement of shareholders’ equity under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP for the fiscal year ended 2011:

		Reconciling items between
		Canadian and US GAAP
	Canadian	Stock based	Relative versus	US
	GAAP	Compensation	residual value	GAAP
Common shares	$102,250	$(230)	$2,560	$104,580
Share purchase warrants	7,214	–	(2,126)	5,088
Stock options	4,343	–	–	4,343
Contributed surplus	6,917	(1,240)	(434)	5,243
Deficit, end of period	(98,611)	1,470	–	(97,141)
	$22,113	$–	$–	$22,113

The following table reconciles the Company’s consolidated statement of shareholders’ equity under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP for the fiscal year ended 2010:

		Reconciling items between
		Canadian and US GAAP
	Canadian	Stock based	Relative versus	US
	GAAP	Compensation	residual value	GAAP
Common shares	$90,718	$(230)	$1,353	$91,841
Share purchase warrants	3,102	–	(919)	2,183
Stock options	3,476	–	–	3,476
Contributed surplus	5,728	(1,240)	(434)	4,054
Deficit, end of period	(87,263)	1,470	–	(85,793)
	$15,761	$–	$–	$15,761

The following table reconciles the Company’s consolidated statement of shareholders’ equity under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP for the fiscal year ended 2009:

		Reconciling items between
		Canadian and US GAAP
	Canadian	Stock based	Relative versus	US
	GAAP	compensation	residual value	GAAP
Common shares	$81,576	$(9)	$414	$81,981
Share purchase warrants	47	–	20	67
Stock options	3,387	(1,032)	–	2,355
Contributed surplus	4,792	(429)	(434)	3,929
Deficit, end of period	(72,794)	1,470	–	(71,324)
Accumulated other comprehensive income	55	–	–	55
	$17,063	$–	$–	$17,063

Stock-based compensation to employees [Topic 718]

Under Canadian GAAP, the Company accounts for stock-based compensation granted to employees, officers and directors on or after August 1, 2003 at fair value which is measured using the Black-Scholes option pricing model. Compensation cost is recognized over the service period. Prior to August 1, 2003, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Under US GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to August 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Effective August 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach whereby the fair value of awards granted or modified on or after August 1, 2005 are measured at fair value. There exists a difference between Canadian and US GAAP for the intrinsic and variable plan measurement for employee based options granted to employees prior to August 1, 2005 under US GAAP and for the fair value measurement of such awards under Canadian GAAP. The Company’s estimate of forfeitures at the time of granting was nil under US GAAP.

Stock-based compensation to non-employees [Topic 718]

Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value. The fair value of any awards to non-employees granted prior to August 1, 2003 did not require recording or presentation under Canadian GAAP.

Under US GAAP, the Company accounted for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. Effective August 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments ("SFAS No. 123R"). The Company had not issued any options to non-employees as at August 1, 2003 and as a result, the adoption of this standard did not have any impact on the Company’s consolidated financial statements.

The following table represents the allocation of stock-based compensation expense.

	2011	2010	2009
Research and Development	$874	$515	$402
Operating, general and administration	1,080	664	497
Sales and marketing	128	96	124
	$2,082	$1,275	$1,023

Relative fair value versus residual value in allocation of valuation between common shares and warrants

Under Canadian GAAP the gross proceeds on the issuance of common shares and warrants is allocated based on the residual method. Under US GAAP the allocation is based on relative fair value.

The following table depicts the consolidated statement of changes in shareholders’ equity in accordance with US GAAP:

			Share purchase					Accumulated
	Common shares		warrants					other
								comprehensive	Total
						Contributed		income	shareholders
	Amount	Number	Amount	Number	Options	surplus	Deficit	(loss)	equity
Balances, July 31, 2008	$72,389	46,375,335	$–	–	$1,770	$3,491	$(57,222)	$94	$20,522

Net loss for the year	–	–	–	–	–	–	(14,102)	–	(14,102)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(39)	(39)
Common stock, issued	9,592	6,800,000	–	–	–	–	–	–	9,592
Warrants, issued	–	–	67	3,400,000	–	–	–	–	67
Stock-based compensation	–	–	–	–	1,023	–	–	–	1,023
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(438)	438	–	–	–
Balances, July 31, 2009	$81,981	53,175,335	$67	3,400,000	$2,355	$3,929	$(71,324)	$55	$17,063

Net loss for the year	–	–	–	–	–	–	(14,469)	–	(14,469)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(8)	(8)
Realized gain on sale of investment	–	–	–	–	–	–	–	(47)	(47)
Common stock, issued	9,481	6,625,000	–	–	–	–	–	–	9,481
Warrants, issued	–	–	2,116	6,625,000	–	–	–	–	2,116
Stock-based compensation	–	–	–	–	1,275	–	–	–	1,275
Options, exercised	379	175,000	–	–	(29)	–	–	–	350
Options expired, unexercised	–	–	–	–	(125)	125	–	–	–
Balances, July 31, 2010	$91,841	59,975,335	$2,183	10,025,000	$3,476	$4,054	$(85,793)	$–	$15,761

Net loss for the year	–	–	–	–	–	–	(11,348)	–	(11,348)
Other comprehensive income (loss)	–	–	–	–	–	–	–	–	–
Realized gain on sale of investment	–	–	–	–	–	–	–	–	–
Common stock, issued (note 6)	12,675	7,167,383	–	–	–	–	–	–	12,675
Warrants, issued (note 6)	–	–	2,905	7,101,084	–	–	–	–	2,905
Stock-based compensation	–	–	–	–	2,082	–	–	–	2,082
Options, exercised	64	22,216	–	–	(26)	–	–	–	38
Options expired, unexercised	–	–	–	–	(1,189)	1,189	–	–	–
Balances, July 31, 2011	$104,580	67,164,934	$5,088	17,126,084	$4,343	$5,243	$(97,141)	$–	$22,113

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Consolidated statements of cash flows

The following table presents the Company’s consolidated statement of cash flows under both Canadian and US GAAP:

		2011		2010		2009
	Canadian	US	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Operating activities	$(10,339)	$(10,339)	$(12,193)	$(12,193)	$(13,157)	$(13,157)
Financing activities	15,431	15,431	11,947	11,947	9,659	9,659
Investing activities	829	829	(559)	(559)	(932)	(932)
Impact of foreign exchange on cash balances	(2)	(2)	(564)	(564)	(133)	(133)
Net increase (decrease) in cash and cash equivalents	5,919	5,919	(1,369)	(1,369)	(4,563)	(4,563)

Cash and cash equivalents, beginning of year	13,125	13,125	14,494	14,494	19,057	19,057
Cash and cash equivalents, end of year	$19,044	$19,044	$13,125	$13,125	$14,494	$14,494

There are no differences between Canadian and US GAAP as it relates to the Company’s consolidated statement of cash flows for the fiscal years 2011, 2010 and 2009.

Income taxes [Topic 740]

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for the first interim or annual reporting period beginning after December 15, 2006, specifically August 1, 2007 for the Company. The adoption of FIN 48 did not result in a change to the Company's opening deficit as at August 1, 2007.

The Company estimated approximately $399,000 (2010 - $1,280,000) of total gross unrecognized benefits as of July 31, 2011, which if recognized would favourably affect the income tax rate. The Company recognizes accrued interest and penalties related to unrecognized tax benefit in tax expense. The Company does not have any interest and penalties accrued as of July 31, 2011 as the tax benefit relates entirely to refundable tax credits. Generally, all tax years are open for examination by the major taxing jurisdictions to which the Company is currently subject, which include Canadian federal and provincial jurisdictions as well as foreign (Ireland) jurisdictions.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2011, 2010 and 2009
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

New accounting standards and pronouncements recently adopted

[ASU 2009-13] Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. This update addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than a combined unit and will be separated in more circumstances that under existing US GAAP. This amendment has eliminated that residual method of allocation. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

[ASU 2010-17] Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition

In April 2010, the FASB issued Accounting Standards Update 2010-17, Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition [ASU 2010-17]. This update provides guidance on defining a milestone under Topic 605 and determines when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. The amendments in ASU 2010-17 are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

Not yet adopted

[ASU 2010-13] Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades

In April 2010, the FASB issued Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market [ASU 2010-13]. This update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.